Exhibit 99.3

Namib Minerals Secures US$6.5 Million Term Loan Facility to Partially Fund Resource Definition and Bankability

New York, Sept. 29, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib” or “the Company”) (Nasdaq: NAMM), today announced that Bulawayo Mining Company (Private) Limited, a wholly owned subsidiary of the Company, has secured a non-dilutive new term loan facility for US$ 6.5 million (the “New Term Loan Facility”) with African Banking Corporation of Zimbabwe Limited (“BancABC”). The New Term Loan Facility is in addition to the Company’s existing term loan and overdraft facilities with BancABC, with all such facilities consolidated into a single facility (the “Facility”). The Facility strengthens the Company’s liquidity and working capital position with the funds from the New Term Loan Facility earmarked for utilisation towards Step 3 of the Company’s Development Timelines and Milestones for Redwing Mine previously announced in July 2026 (the “Development Milestones”).

On September 21, 2026, the Company announced the completion of Step 1 of the Development Milestones, namely, dewatering at Redwing Mine ahead of schedule. Step 2 of the Development Milestones, being the Definitive Feasibility Study (“DFS”) technical programme, is presently underway and fully funded. Accordingly, the Facility builds on the funding presently secured and is expected to partially fund Step 3 of the Development Milestones, which includes surface exploration drilling and advancing the DFS to full bankability. Step 3 is designed to upgrade and extend the resource base and provide the geological foundation for the bankable feasibility study. The balance of Step 3 funding is expected to be provided under the Company’s sequenced financing plan, on which the Company will update the market in due course.

“The continued support of Banc ABC reflects confidence in our operating platform at How Mine and in the disciplined, staged approach we have set out for the Redwing Mine restart,” said Sphe Mchunu, Company’s Chief Financial Officer. “This Facility funds the start of resource definition drilling at Redwing Mine without any dilution to existing shareholders; strengthens our liquidity position and keeps us on the milestone schedule we published in July. We continue to advance the remaining stages of our sequenced, non-dilutive financing plan in a disciplined manner.”

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Currently Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, without limitation, statements that refer to planned restart of Redwing Mine; the Company’s ability to carry out the various steps set forth in the Development Milestones; expected deployment of proceeds from the BancABC Facility; the Company’s ability to secure additional funding, including balance of the funding for Step 3 of the Redwing restart pathway; anticipated employment, procurement and production benefits; and the Company’s broader growth strategy. Forward-looking statements are typically identified by words such as “expects,” “intends,” “plans,” “targets,” “anticipates,” “believes,” “will,” “may” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to significant risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. No assurance can be given that the milestones, funding or production targets described in this press release will be achieved within the expected timeframes, or at all.

Contact:

Investor Relations:

Investor.relations@namibminerals.com